
January 17, 2024

Jian Tang
Chief Executive Officer
iClick Interactive Asia Group Limited
Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong

> **Re: iClick Interactive Asia Group Limited**
> **Schedule 13E-3/A filed January 10, 2024 by Jian Tang et al.**
> **File No. 005-90348**

Dear Jian Tang:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A filed January 10, 2024

General

1. Refer to comment three, which we reissue in part. In this respect, we note your statement that "[e]xcept for the disclosure as revised and summarized in the amended proxy statement ... there were no substantive discussions with or presentations by Houlihan Lokey concerning the financial analysis or fairness of the Merger Consideration." However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about *any* report, opinion or appraisal that is materially related to the transaction, not simply those relating to the financial analysis or fairness of the Merger Consideration. Please revise or advise. Among other matters, your response should make clear whether Houlihan Lokey provided written materials to a filing person or its representatives that have not already been filed as exhibits. If so, but you do not believe those materials must be filed or described in your filing, your response should outline your views on why those materials are not materially related to the going private transaction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-3263.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Mergers & Acquisitions